CONFIDENTIAL TREATMENT REQUESTED BY ZILLOW, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A

REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE

BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE

BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY

WITH THE SECURITIES AND EXCHANGE COMMISSION.

June 10, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director

  Matthew Crispino, Staff Attorney

  Melissa Feider, Staff Accountant

Re:	Zillow, Inc.

  Registration Statement on Form S-1

  Filed April 18, 2011

  File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For the purpose of business confidentiality, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83.

The Company advises the Staff that, based on discussions with the lead underwriter, it expects the preliminary price range to be between $* and $* per share for this offering. This price range does not give effect to a reverse stock split that the Company currently expects will be effected prior to commencement of the offering. The specific $2.00 post-split price range has not yet been determined, and the Company has not yet included a price range in the Registration Statement. The Company expects to do so in an amendment to the Registration Statement that

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

June 10, 2011

would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

We are also responding to certain comments relating to the proposed IPO price set forth in the comment letters of the Staff of the Division of Corporation Finance of the Commission dated May 13, 2011 (the “First Comment Letter”) and June 9, 2011 (the “Second Comment Letter”). For your convenience, we have set forth those comments, identified by the numbered paragraph in the Comment Letter, together with our responses.

Critical Accounting Policies and Estimates

18. (of First Comment Letter)

When available, please tell us your proposed IPO price, when you first initiated discussions with the underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company’s first meeting with a potential underwriter occurred on February 3, 2011. After that date, the Company continued to meet through the end of February 2011 with underwriting firms that it considered candidates to co-manage the offering. The Company selected the lead underwriter on February 18, 2011. The Company selected the co-managers of the offering early in the second week of March 2011 and held its organizational meeting on March 10, 2011. The Company and the lead underwriter first discussed a preliminary estimated price range for the offering on June 6, 2011.

19. (of First Comment Letter)

Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

3. (of Second Comment Letter)

We acknowledge that the company will disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

June 10, 2011

the date of your last option grant. However, please provide us with your growth rate assumptions used in your most recent valuation analysis as requested in prior comment 19

Response: We propose to include the following disclosure at the end of the “Share-Based Compensation” discussion in the amendment to the Registration Statement that sets forth the anticipated offering price range:

The midpoint of the range of the expected initial public offering price shown on the cover of this prospectus is higher than the exercise price determined on May 23, 2011. As discussed above, the determination of the exercise price for the stock options granted on May 23, 2011 took into account a third-party valuation that used a DCF methodology only. That methodology applied certain factors based upon the absence of a liquid trading market for our Class A common stock and the uncertainty of our ability to access the public markets through an IPO. Specifically, the valuation applied a marketability discount of 10% to the fair value determination under the IPO scenario and a marketability discount of 30% to the fair value determination under the delayed event scenario. In addition, because the successful conclusion of an IPO was uncertain at the time of valuation, the IPO scenario, which resulted in a higher valuation than the delayed event scenario, was weighted at a 50% probability.

The value of the Class A common stock implied by the midpoint of the range of the expected initial public offering price shown on the cover of this prospectus assumes the successful completion of our IPO and does not factor in any discounts for illiquidity, minority interest, or lack of marketability. Additionally, the expected initial public offering price range is based in part upon multiples of future projected revenues and EBITDA derived from stock prices for publicly traded companies that are likely to be viewed as comparable to the Company in the public markets. The multiples were based on projections through 2013, whereas the terminal values used in the DCF analysis for the May 23, 2011 grants were derived from financial projections through 2015. The comparable companies used in establishing the expected initial public offering price range include companies with higher growth rates than the comparable companies used for purposes of establishing terminal value in the Company’s third-party valuations.

Supplementally, we advise the Staff that the May 20, 2011 valuation analysis taken into account for our May 23, 2011 option grants assumed a compounded annual growth rate of *% and *% through 2015 for revenues and EBITDA, respectively.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

June 10, 2011

4. (of Second Comment Letter)

We note that two of the comparable companies supplementally provided to us in response to prior comment 20 were used only once in your valuations. Please provide us the underlying reason for why they were not included in the other valuations.

Response: The comparable companies are evaluated each time a valuation is performed. For the June 30, 2010 valuation and for subsequent valuations, the Company made the determination to remove E*TRADE from the comparable company set. Although E*TRADE operates as an online company, it is a financial services company in which much of its income is generated from interest and large asset and liability balances are maintained. Thus, the Company elected to remove E*TRADE as a comparable company due to these fundamental financial differences. For the June 30, 2010 valuation analysis, the Company substituted Internet Brands for E*TRADE as a comparable company. Internet Brands was subsequently acquired on December 17, 2010 and taken private, thus removing it as a comparable public company.

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 359-3584.

Respectfully submitted,

PERKINS COIE LLP

/s/ David F. McShea

David F. McShea

cc (w/o enc.):	Spencer Rascoff
Kathleen Philips
Andrew B. Moore
Horace L. Nash
Alan C. Smith
James D. Evans

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.